UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
Matrixx Initiatives, Inc.

(Name of Issuer)
Common Stock, $0.001 Par Value

(Title of Class of Securities)
57685L105

(Cusip Number)
Brian Schwartz
Richard H. Siegel, Esq.
Wonder Holdings, Inc.
c/o H.I.G. Capital, L.L.C.
1450 Brickell Avenue, 31st Floor
Miami, Florida 33131
(305) 379-2322
With copies to:
James S. Rowe, Esq.
Michael H. Weed, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 1, 2011

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	57685L105	Page	2	of	15

1	NAMES OF REPORTING PERSONS Wonder Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 9,442,866 shares of Common Stock outstanding as of February 1, 2011.

CUSIP No.	57685L105	Page	3	of	15

1	NAMES OF REPORTING PERSONS Wonder Holdings Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 9,442,866 shares of Common Stock outstanding as of February 1, 2011.

CUSIP No.	57685L105	Page	4	of	15

1	NAMES OF REPORTING PERSONS H.I.G. Bayside Debt & LBO Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 9,442,866 shares of Common Stock outstanding as of February 1, 2011.

CUSIP No.	57685L105	Page	5	of	15

1	NAMES OF REPORTING PERSONS H.I.G. Bayside Advisors II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 9,442,866 shares of Common Stock outstanding as of February 1, 2011.

CUSIP No.	57685L105	Page	6	of	15

1	NAMES OF REPORTING PERSONS H.I.G.-GPII, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 9,442,866 shares of Common Stock outstanding as of February 1, 2011.

CUSIP No.	57685L105	Page	7	of	15

1	NAMES OF REPORTING PERSONS Sami W. Mnaymneh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 9,442,866 shares of Common Stock outstanding as of February 1, 2011.

CUSIP No.	57685L105	Page	8	of	15

1	NAMES OF REPORTING PERSONS Anthony A. Tamer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		935,000(1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

935,000(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Beneficial ownership of the Common Stock of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. The above calculations are based on 9,442,866 shares of Common Stock outstanding as of February 1, 2011.

Item 1. Security and Issuer
     The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, $0.001 par value per share (“Common Stock”), of Matrixx Initiatives, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 8515 E. Anderson Drive, Scottsdale, Arizona 85255.
Item 2. Identity and Background
     This Schedule 13D is being filed by:
     (a) Wonder Holdings, Inc. (“Purchaser”), a Delaware corporation;
     (b) Wonder Holdings Acquisition Corp. (“Parent”), a Delaware corporation;
     (c) H.I.G. Bayside Debt & LBO Fund II, L.P., a Delaware limited partnership (“Fund II”);
     (d) H.I.G. Bayside Advisors II, LLC, a Delaware limited liability company (“Advisors II”);
     (e) H.I.G.-GPII, Inc., a Delaware corporation (“GP II”);
     (f) Sami W. Mnaymneh; and
     (g) Anthony A. Tamer.
     The entities and persons set forth in clauses (a) through (g) are collectively hereinafter referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 99.1 (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Persons are filing this Schedule 13D because they may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D. The Reporting Persons expressly disclaim that they have agreed to act as a group except as described herein.
     Purchaser is a wholly-owned subsidiary of Parent. Parent is controlled by Fund II. The general partner of Fund II is Advisors II, the manager of Advisors II is GP II, and Messrs. Tamer and Mnaymneh are co-presidents of GP II.
Wonder Holdings, Inc.
     Purchaser is a Delaware corporation which was formed for the specific purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions. Purchaser is a wholly-owned subsidiary of Parent. The principal office of Purchaser is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
     The directors and executive officers of Purchaser are as follows:

Name	Positions with Purchaser	Principal Occupation or Employment
Brian D. Schwartz	President, Director	Executive Managing Director of H.I.G. Capital Management, Inc.

Fraser Preston	Secretary, Director	Principal of H.I.G. Capital Management, Inc.

Brian McMullen	Treasurer, Director	Principal of H.I.G. Capital Management, Inc.

     The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
Wonder Holdings Acquisition Corp.
     Parent is a Delaware corporation which was formed for the specific purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities except in connection with these transactions. Parent is controlled by Fund II. The principal office of Parent is located at 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
     The directors and executive officers of Parent are as follows:

Name	Positions with Parent	Principal Occupation or Employment
Brian D. Schwartz	President, Director	Executive Managing Director of H.I.G. Capital Management, Inc.

Fraser Preston	Secretary, Director	Principal of H.I.G. Capital Management, Inc.

Brian McMullen	Treasurer, Director	Principal of H.I.G. Capital Management, Inc.

     The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
H.I.G. Bayside Debt & LBO Fund II, L.P.
     Fund II is a limited partnership organized under the laws of the State of Delaware. Its principal business is as a private equity investment company. The principal business address of Fund II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
H.I.G. Bayside Advisors II, LLC
     Advisors II is a limited liability company organized under the laws of the State of Delaware and is the general partner of Fund II. Its principal business is as a private equity management company. The principal business address of Advisors II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
H.I.G. GP-II, Inc.
     GP II is a corporation organized under the laws of Delaware and is the manager of Advisors II. Its principal business is to serve as an investment management company for several affiliates. The principal business address of GP II, which also serves as its principal office, is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
     The directors and executive officers of GP II are as follows:

Name	Positions with GP II	Principal Occupation or Employment
Anthony A. Tamer	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Sami W. Mnaymneh	Co-President, Director	Managing Partner of H.I.G. Capital, LLC

Richard H. Siegel	Vice President and General Counsel	Vice President and General Counsel of H.I.G. Capital, LLC

     The business address for each director and executive officer is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.
Sami W. Mnaymneh and Anthony A. Tamer
     Messrs. Mnaymneh and Tamer are the directors and sole shareholders of GP II.
     Mr. Mnaymneh is a co-founding partner of H.I.G. Capital, LLC (“H.I.G.”) and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.
     Mr. Tamer is a co-founding partner of H.I.G. and has served as a Managing Partner of the firm since 1993. Prior to co-founding H.I.G., Mr. Tamer was a partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.
     None of the persons for whom information is provided in this Item 2: (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each natural person for whom information is provided in this Item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration
     On December 14, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Purchaser. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced an offer to acquire all of Issuer’s Common Stock, par value $0.001 per share, including the associated rights issued pursuant to the Rights Agreement, dated as of July 22, 2002, as amended on December 14, 2010 and further amended on January 11, 2011, between the Issuer and Registrar and Transfer Company (the shares of Common Stock, together with the associated rights, collectively referred to as the “Shares”), at a price (the “Offer Price”) of $8.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes.
     The Merger Agreement provides that, following the consummation of the Offer, Purchaser will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent. In the Merger, each outstanding share of the Issuer’s Common Stock (other than Shares held by Issuer, Parent, Purchaser or any of their subsidiaries, or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Offer Price. The consummation of the Merger is subject to certain closing conditions, including approval by the Issuer’s stockholders, if required.
     On February 1, 2011, Purchaser and Parent increased the Offer Price to $8.75 per Share. In connection with the increase, BML Investment Partners, L.P. (“BML”) entered into a tender and voting agreement with Purchaser and Parent (the “Tender Agreement”). Pursuant to the Tender Agreement, BML has agreed, among other things, (i) to tender (or cause the record owner to tender) into the Offer, and not withdraw, all of the Shares beneficially owned by BML or its affiliates, as well as any other Shares acquired by BML or its affiliates after the date of the Tender Agreement, (ii) to vote (and to cause its affiliates to vote) at any meeting of the Issuer’s stockholders all Shares owned in favor of the Merger and against any actual or proposed action that would impede, interfere with, delay, postpone, or adversely affect the Merger, the Offer or any other transaction contemplated by or in connection with the Merger Agreement, (iii) to waive and not to exercise (and cause its affiliates to waive and not exercise) any rights of appraisal or rights to dissent from the Merger, and (iv) not to commence or join in (and to cause its affiliates not to commence or join in), and to take (and to cause its affiliates to take) all actions necessary to opt out of any class in any class action with respect to, any claim, suit, action or proceeding, derivative or otherwise, against Parent, Purchaser, the Issuer or any of their respective successors relating to the negotiation, execution or delivery of the Tender Agreement or the Merger Agreement or the consummation of the Offer or the Merger. Furthermore, BML will (and shall cause its affiliates to) not (i) tender into any tender or exchange offer or otherwise directly or indirectly sell, transfer, pledge, assign or otherwise dispose of, or encumber with any lien, any of the Shares or any interest therein, (ii) deposit its Shares into a voting trust, enter into any other voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to its Shares, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment or other disposition of any interest in or the voting of any Shares or any other securities of the Issuer or (iv) take any other action that would make any representation or warranty of BML contained in the Tender Agreement untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of BML’s obligations under the Tender Agreement or the transactions contemplated by the Merger Agreement. The Tender Agreement terminates on the earliest to occur of (i) the purchase of all of BML’s Shares pursuant to the Offer in accordance with the terms of the Tender Agreement, (ii) the effective time of the Merger (the “Effective Time”), (iii) the date the Merger Agreement is terminated in accordance with its terms, and (iv) the mutual consent of BML and Parent.
     An aggregate of 935,000 Shares are subject to the Tender Agreement. No funds were required in connection with the execution and delivery of the Tender Agreement.
     The foregoing description of the Merger Agreement and the Tender Agreement is qualified in its entirety by reference to the full terms of the Merger Agreement and the Tender Agreement, which are attached as Exhibits 99.2 and 99.3 respectively, and are incorporated herein by reference.
Item 4. Purpose of Transaction
     The purpose of the Tender Agreement is to facilitate the acquisition of Shares in the Offer and, if necessary, the adoption of the Merger Agreement by the Issuer’s stockholders. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the consummation of the Offer, Purchaser intends to consummate the Merger as promptly as practicable. Upon the consummation of the Merger, (i) the surviving corporation will become a wholly owned subsidiary of Parent and (ii) each outstanding Share (other than Shares held by Issuer, Parent, Purchaser or any of their subsidiaries, or as to which dissenters’ rights have been properly exercised) will be converted into the right to receive the Offer Price.
     If the Offer is consummated and Purchaser owns at least a majority of the Shares outstanding on a fully diluted basis, Purchaser will be entitled to elect or designate a number of persons to the Issuer’s board of directors that reflects Purchaser’s proportionate ownership of the Shares on a fully diluted basis. From and after the Effective Time and pursuant to the Merger Agreement, (i) the directors of Purchaser will serve as directors of the surviving corporation, (ii) the officers of the Issuer immediately prior to the Effective Time will be the officers of the Issuer after the Effective Time until their successors are duly elected or appointed and qualified or until their earlier death or removal and (iii) the certificate of incorporation of the Issuer will be amended to read as set forth in the articles of incorporation attached as an exhibit to the Merger Agreement.
     Following the Merger, the Shares will no longer be traded on the Nasdaq Global Select Market, there will be no public market for the Shares and registration of the Shares under the Securities Exchange Act of 1934, as amended, will be terminated.
     Item 3 is incorporated by reference into this Item 4.

     Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
     The foregoing description of the transactions contemplated by the Merger Agreement and the Tender Agreement are qualified in their entirety by reference to the full terms of the Merger Agreement and the Tender Agreement, which are attached as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.
Item 5. Interest in Securities of the Issuer
     (a) - (b) Other than those Shares that may be deemed to be beneficially owned by operation of the Tender Agreements, the Reporting Persons, do not beneficially own any Shares.
     As a result of the Tender Agreement, Parent and Purchaser may be deemed to have the power to vote up to 935,000 Shares in favor of approval of the Merger, and thus, each Reporting Person may be deemed to be the beneficial owner of 935,000 Shares. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 9.9% of the issued and outstanding Shares as of February 1, 2011.
     The Reporting Persons (i) are not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Tender Agreement, except as otherwise expressly provided in the Tender Agreement and (ii) disclaim all beneficial ownership of such Shares. Except as set forth in this Item 5(a) — (b), none of the Reporting Persons, and, to the knowledge of the Reporting Persons, no director or executive officer of a Reporting Person disclosed in Item 2, beneficially owns any Shares.
     (c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 2 or Item 5(a) — (b).
     (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of February 4, 2011, by and among each of the Reporting Persons.
Exhibit 99.2
Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx Initiatives, Inc., Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).

Exhibit 99.3
Tender and Voting Agreement, dated as of February 1, 2011, by and among Wonder Holdings Acquisition Corp., Wonder Holdings, Inc. and BML Investment Partners, L.P. (incorporated by reference to Exhibit (d)(5) to Amendment No. 7 to the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 3, 2011).

Exhibit 99.4	Powers of Attorney for the Reporting Persons.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 4, 2011

WONDER HOLDINGS, INC.
By:	/s/ Brian D. Schwartz
	Name:	Brian D. Schwartz
	Title:	President

WONDER HOLDINGS ACQUISITION CORP.
By:	/s/ Brian D. Schwartz
	Name:	Brian D. S.chwartz
	Title:	President

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.
By: H.I.G. Bayside Advisors II, LLC
Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC
By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

EXHIBIT INDEX

Exhibit Number	Exhibit Name

Exhibit 99.1	Schedule 13D Joint Filing Agreement, dated as of February 4, 2011, by and among each of the Reporting Persons.
Exhibit 99.2
Agreement and Plan of Merger, dated as of December 14, 2010, among Matrixx Initiatives, Inc., Wonder Holdings Acquisition Corp. and Wonder Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Matrixx Initiatives, Inc. with the Securities and Exchange Commission on December 14, 2010).

Exhibit 99.3
Tender and Voting Agreement, dated as of February 1, 2011, by and among Wonder Holdings Acquisition Corp., Wonder Holdings, Inc. and BML Investment Partners, L.P. (incorporated by reference to Exhibit (d)(5) to Amendment No. 7 to the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission on February 3, 2011).

Exhibit 99.4	Powers of Attorney for the Reporting Persons.